SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding the Withdrawal of the Granting of Stock Acquisition Rights to Employees and Others” made public on Tuesday, July 14, 2008

2.	English press release entitled, “Announcement Regarding the Withdrawal of the Granting of Stock Acquisition Rights to Directors and Executive Officers” made public on Tuesday, July 14, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 14, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata Director Deputy President ORIX Corporation

July 14, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Withdrawal of the Granting of Stock Acquisition Rights to Employees and Others

TOKYO, Japan – July 14, 2008 – Today, ORIX Corporation made public an announcement regarding the withdrawal of the granting of stock acquisition rights in the form of stock options to employees of the Company, and directors and employees of subsidiaries and affiliates of the Company.

ORIX submitted a securities registration statement regarding the offering of stock acquisition rights as a part of the stock options program to the Kanto Local Finance Bureau on July 8, 2008, however, due to corrections in the reference materials, the decision has been withdrawn today.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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July 14, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Withdrawal of the Granting of Stock Acquisition Rights to Directors and Executive Officers

TOKYO, Japan – July 14, 2008 – Today, ORIX Corporation made public an announcement regarding the withdrawal of the granting of stock acquisition rights in the form of stock options to directors and executive officers of the Company.

ORIX submitted a securities registration statement regarding the offering of stock acquisition rights as a part of the stock options program to the Kanto Local Finance Bureau on July 8, 2008, however, due to corrections in the reference materials, the decision has been withdrawn today.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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